                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. __)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            RARE MEDIUM GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   449238203
--------------------------------------------------------------------------------
                                 (CUSP Number)

                             DANIEL G. KELLY, JR.
                                SIDLEY & AUSTIN
                               875 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                                (212) 906-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                                  Authorized
                    to Receive Notices and Communications)

                                 JUNE 4, 1999
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13-d-1(b)(3) or (4), check the following box: [    ]
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                        ---------------------------------
 CUSP No. 449238203                           Page 2 of 17
---------                                              -----------------
---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO INVESTMENT FUND IV, L.P.
---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)/x/
                                                                (b)/ / --------
---------------------------------------------------------
  3.  SEC USE ONLY
---------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

          00
---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                              / /--------
---------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION

      DELAWARE
---------------------------------------------------------------------
      7.  SOLE VOTING POWER
          4,193,657 SHARES OF COMMON STOCK
NUMBER OF -----------------------------------------------------------
 SHARES   8.         SHARED VOTING POWER
BENEFICIALLY         5,417,994 SHARES OF COMMON STOCK
        -------------------------------------------------------------
OWNED BY  9.         SOLE DISPOSITIVE POWER
 EACH                4,193,657 SHARES OF COMMON STOCK
      ---------------------------------------------------------------
REPORTING 10.        SHARED DISPOSITIVE POWER
 PERSON
  WITH               5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  / / --------------
---------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
---------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------                               -------------------------------
 CUSP No. 449239203                           Page 3 of 17
----------                                             -------------
---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO OVERSEAS PARTNERS IV, L.P.
---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/x/
                                                              (b)/ / --------
---------------------------------------------------------
  3.  SEC USE ONLY
---------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
          00
---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                            / / --------
---------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION

      CAYMAN ISLANDS
---------------------------------------------------------------------
      7.  SOLE VOTING POWER
          224,889 SHARES OF COMMON STOCK
NUMBER OF -----------------------------------------------------------
 SHARES   8.   SHARED VOTING POWER
BENEFICIALLY   5,417,994 SHARES OF COMMON STOCK
        -------------------------------------------------------------
OWNED BY  9.   SOLE DISPOSITIVE POWER
 EACH          224,889 SHARES OF COMMON STOCK
       --------------------------------------------------------------
REPORTING 10.  SHARED DISPOSITIVE POWER
 PERSON WITH   5,417,994 SHARES OF COMMON STOCK

---------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  / / -----------------
---------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
---------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                        ----------------------------------
 CUSP No. 449238203                           Page 4 of 17
---------                                              -------------
---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      AIF IV/RRRR LLC
---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/x/
                                                              (b)/ / -----------
---------------------------------------------------------
  3.  SEC USE ONLY
---------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

          00
---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                           / / ------------
---------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION

      DELAWARE
---------------------------------------------------------------------
      7.  SOLE VOTING POWER
          999,448 SHARES OF COMMON STOCK
NUMBER OF -----------------------------------------------------------
 SHARES   8.         SHARED VOTING POWER
BENEFICIALLY         5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
OWNED BY  9.         SOLE DISPOSITIVE POWER
EACH                 999,448 SHARES OF COMMON STOCK
---------------------------------------------------------------------
REPORTING 10.        SHARED DISPOSITIVE POWER
  PERSON WITH        5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  / / ---------------
---------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
---------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

      00
---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                       ------------------------------
 CUSP No. 449238203                           Page 5 of 17
---------                                              -----------
---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO ADVISORS IV, L.P.
---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)/x/
                                                            (b)/ / ---------
---------------------------------------------------------
  3.  SEC USE ONLY
---------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

          00
---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                          / / ----------
----------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION

      DELAWARE
---------------------------------------------------------------------
      7.  SOLE VOTING POWER

          0 SHARES OF COMMON STOCK
NUMBER OF -----------------------------------------------------------
 SHARES   8.         SHARED VOTING POWER
BENEFICIALLY         5,417,994 SHARES OF COMMON STOCK
        -------------------------------------------------------------
OWNED BY  9.         SOLE DISPOSITIVE POWER
EACH                 0 SHARES OF COMMON STOCK
       --------------------------------------------------------------
REPORTING 10.        SHARED DISPOSITIVE POWER
 PERSON WITH         5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  / / ----------------
---------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
---------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                        --------------------------------
 CUSP No. 449238203                           Page 6 of 17
---------                                              ----------------
---------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO MANAGEMENT IV, L.P.
---------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)/x/
                                                              (b)/ / ----------
---------------------------------------------------------
  3.  SEC USE ONLY
---------------------------------------------------------------------
  4.  SOURCE OF FUNDS*

          00
---------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2 (e)                            / /-----------
---------------------------------------------------------
  6.  CITIZENSHIP OR PLACE ORGANIZATION

      DELAWARE
---------------------------------------------------------------------
      7.  SOLE VOTING POWER

                     0 SHARES OF COMMON STOCK
NUMBER OF -----------------------------------------------------------
 SHARES   8.         SHARED VOTING POWER
BENEFICIALLY         5,417,994 SHARES OF COMMON STOCK
        -------------------------------------------------------------
OWNED BY  9.         SOLE DISPOSITIVE POWER
EACH                 0 SHARES OF COMMON STOCK
       --------------------------------------------------------------
REPORTING 10.        SHARED DISPOSITIVE POWER
 PERSON WITH         5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      5,417,994 SHARES OF COMMON STOCK
---------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                  / / ---------------
---------------------------------------------------------------------
  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%
---------------------------------------------------------------------
  14. TYPE OF REPORTING PERSON*

      PN
---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

  This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock") of Rare Medium Group, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 44 West 18th Street, New York, New York 10011.

ITEM 2.   IDENTITY AND BACKGROUND.

  This Schedule 13D is being filed jointly on behalf of Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), Apollo Overseas Partners IV, L.P. an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), AIF IV/RRRR LLC, a Delaware limited liability corporation ("AIF LLC"), Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV") and Apollo Management IV, L.P., a Delaware limited partnership ("Apollo
Management IV").   AIF IV, Overseas IV, AIF LLC, Advisors IV and Apollo
Management IV are referred to collectively as the "Reporting Persons."

  The principal office of each of the Reporting Persons is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

  AIF IV and Overseas IV are principally engaged in the business of investment in securities. AIF LLC was formed for the principal purpose of co-investing with each of AIF IV and Overseas IV in their investments in securities of the Issuer. Advisors IV is principally engaged in the business of serving as general partner of AIF IV and Overseas IV. Apollo Management IV serves as the manager of AIF LLC, as to whose ownership in the Issuer, Apollo Management IV has exclusive investment, voting and dispositive power, and, in addition, serves as the manager of each of AIF IV and Overseas IV and manages their day-to-day operations.

  Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), is the general partner of Advisors IV. Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

  AIF IV Management, Inc., a Delaware corporation ("AIMIV"), is the general partner of Apollo Management IV. AIMIV is principally engaged in the business of serving as general partner to Apollo Management IV.

  The respective addresses of the principal office of Capital Management IV and AIMIV are c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

  Apollo Fund Administration IV LLC, a Delaware limited liability company ("Administration"), is the administrative general partner of Overseas IV. Administration is principally engaged in the business of serving as administrative general partner of Overseas IV. The principal place of business of Administration is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

  Attached as Appendix A to Item 2 is information concerning certain principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

  Neither the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The Reporting Persons have purchased an aggregate of 126,000 shares of the Issuer's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), 126,000 Series 1-A Warrants (the "Series 1-A Warrants"), 744,000 shares of Series B Preferred Stock (the "Series B Preferred Stock"), 744,000 Series 1-B Warrants (the "Series 1-B Warrants"), 1,916,994 Series 2-A Warrants (the "Series 2-A Warrants") and 10,345,548 Series 2-B Warrants (the "Series 2-B Warrants") for an aggregate purchase price of $87,000,000 (the "Purchase Price"). The purchases were financed with cash on hand from contributions of partners of each of AIF IV and Overseas IV or members of AIF LLC, respectively, as the case may be. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities. The Series A Preferred Stock, Series B Preferred Stock, Series 1-A Warrants, Series 1-B Warrants, Series 2-A Warrants and Series 2-B Warrants are referred to herein collectively as the "Securities."

ITEM 4.   PURPOSE OF THE TRANSACTION.

  On June 4, 1999, AIF IV, Overseas IV and AIF LLC (collectively, the "Purchasers") acquired the Securities pursuant to the Amended and Restated Securities Purchase Agreement with the Issuer (the "Agreement"). The Series A Preferred Stock and the Series 1-A and 2-A Warrants (collectively, the "Series A Securities") are presently convertible into, or exercisable for, an aggregate of 5,417,994 shares of Common Stock, representing approximately 12.5% of the outstanding Common Stock on a fully diluted basis. The Series B Preferred Stock and the Series 1-B and 2-B Warrants (collectively the "Series B Securities") are convertible into, or exercisable for, 31,018,119 shares of the Issuer's non-voting common stock (the "Non-Voting Stock"). The Issuer's certificate of incorporation does not currently authorize the issuance of Non-Voting Stock, and the Issuer intends to seek such authorization at the special meeting of stockholders referred to below.

  Under the Agreement, the Issuer is required to seek shareholder approval for the conversion (the "Series B-to-A Conversion") of the Series B Securities into an equal amount of Series A Securities, as well as the creation of Non-Voting Stock, on or prior to October 4, 1999 (the "Outside Date"). The Issuer intends to notice and call a special meeting of stockholders in the near future to seek such approval.

  If the Issuer's stockholders approve the Series B-to-A Conversion, then the Series B Preferred Stock, the Series 1-B Warrants and the Series 2-B Warrants will automatically be converted into 744,000 shares of Series A Preferred Stock, 744,000 Series 1-A Warrants and 10,345,548 Series 2-A Warrants, respectively. Upon such conversion, the holders of such securities would have the right to convert them into, or exercise them for, an aggregate of 31,018,119 shares of Common Stock.

  If the Issuer's stockholders fail to approve the Series B-to-A Conversion on or prior to the Outside Date, then the Reporting Persons will have a right to require the Issuer to redeem the Series B Preferred Stock for its liquidation preference plus a 10% premium. The Issuer has deposited $74,400,000 of the Purchase Price into an escrow account in order to secure its repurchase obligation. In addition, if the stockholders fail to approve the Series B-to-A Conversion on or prior to the Outside Date, the dividend rate of the Series B Preferred Stock will be increased and the strike price of the Warrants will be reduced.

  The Series A Preferred Stock is entitled to vote with the holders of Common Stock on all matters (except the Series B-to-A Conversion and related matters under the Agreement). The number of votes to which the Series A Preferred Stock is entitled is .875 per underlying share of Common Stock (a total of

1,575,000 votes, which represents approximately 4.0% of the total voting power). In addition, the holders of the Series A Preferred Stock initially will have the right to elect one member of the Issuer's Board of Directors, and will be able to elect a second Director following stockholder approval of the Series B-to-A Conversion. At that time, pursuant to the Agreement, the Purchasers will also have certain approval rights with respect to a third member of the Board of Directors.

  In addition to the foregoing, the Purchasers (so long as they own at least 100,000 shares of Series A Preferred Stock) will have approval rights over certain matters, including matters described in Items 4 (a) through (f) of
Schedule 13D.

  The following is a description of certain additional terms of the Series A
Securities:

  Series A Preferred Stock.
  ------------------------

  Liquidation Preference. The Series A Preferred Stock has a liquidation preference of $100 per share (the "Liquidation Preference") plus all accrued and unpaid dividends. No distributions may be made to holders of the Common Stock until the holders of the Series A Preferred Stock have received the Liquidation Preference.

  Dividends. Holders of Series A Preferred Stock are initially entitled to receive quarterly dividends at the rate of 7.50% of the Liquidation Preference per share from the original issuance date of such shares to June 30, 2002 and thereafter at the rate of 4.65%. From the date of the original issuance of the Series A Preferred Stock until June 30, 2002, the Issuer shall pay dividends through the issuance of additional shares of Series A Preferred Stock ("Additional Securities"). From June 30, 2002 until June 30, 2004, the Issuer shall pay dividends through the issuance of Additional Securities, provided that at the option of either the holders of a majority of the then outstanding shares of Series A Preferred Stock or the Issuer, the Issuer shall pay the dividends in whole in cash. After June 30, 2004, all dividends on the Series A Preferred Stock shall be paid in cash.

  Conversion Price. Holders of Series A Preferred Stock may convert their shares at any time into a number of shares of Common Stock determined by dividing (x) $100 plus accrued and unpaid dividends, by (y) $7.00 per share, subject to adjustment in accordance with certain anti-dilution provisions (the "Conversion Price").

  Optional Redemption. The Series A Preferred Stock is not redeemable for five years; thereafter, the Issuer may redeem all of the Series A Preferred Stock at any time at 103% of the Liquidation Preference plus accrued and unpaid dividends.

  Mandatory Redemption. Holders of Series A Preferred Stock have the right to require the Issuer to redeem the Preferred Stock on the earliest of a change of control, the date upon which the Common Stock is not listed for trading on a United States national securities exchange or the Nasdaq National Market System or June 30, 2012 at a price equal to the Liquidation Preference plus all accrued and unpaid dividends thereon.

  Series 1-A Warrants.
  -------------------

  Each share of Series A Preferred Stock (including Additional Shares) will be issued with a Series 1-A Warrant entitling the holder to acquire 13.5 shares of Common Stock at a variable exercise price between $4.20 and $0.01 per share, subject to adjustment. The Series 1-A Warrants have no voting rights.

  Series 2-A Warrants.
  -------------------

  Each Series 2-A Warrant entitled the holder to acquire one share of Common Stock initially for $7.00, subject to adjustment. The strike price will be reduced to $0.01 if the Issuer's stockholders do not approve the Series B-to-A Conversion on or prior to the Outside Date. The Series 2-A Warrants have no voting rights.

  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Agreement, the Certificates of Designation of the Series A and Series B Preferred Stock, and the terms of the Series 1-A, 1-B, 2-A and 2-B Warrants, a copy of each of which has been filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

  The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Series A Preferred Stock or Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Series A Securities, Series B Securities or Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. To the extent such transactions materially affect the Reporting Persons' ownership of such securities, or in the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such change.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

  (a) and (b) The Reporting Persons beneficially own 126,000 shares of Series A
              Preferred Stock, 126,000 Series 1-A Warrants, 1,916,994 Series 2-A Warrants, 744,000 shares of Series B Preferred Stock, 744,000 Series 1-B Warrants and 10,345,548 Series 2-B Warrants. Each share of Series A Preferred Stock is currently convertible into approximately 14.3 shares of Common Stock as described in Item 4, or an aggregate of 1,800,000 shares of the Common Stock, which represents approximately 4.5% of the class. Assuming approval of the Series B-to-A Conversion on or prior to the Outside Date, each share of Series B Preferred Stock would be automatically converted into one share of Series A Preferred Stock, which would be convertible into an aggregate of 10,628,571 shares of Common Stock. The Series 1-A and Series 2-A Warrants are currently exercisable for 1,701,000 and 1,916,994 shares of Common Stock, representing approximately 4.3% and 4.8% of the class, respectively. Assuming approval of the Series B-to-A Conversion on or prior to the Outside Date, the Series 1-B and Series 2-B Warrants would be automatically converted into 744,000 Series 1-A Warrants and 10,345,548 Series 2-A Warrants, which would be convertible into an aggregate of 20,389,548 shares of Common Stock. Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4.

  (c),(d) and (e)        None or not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

  Rare Medium Acquisition, LLC, which is an affiliate of Bear Stearns & Co. Inc., is the principal equity holder of a membership interest in AIF LLC.

  Pursuant to the Agreement, the Issuer has agreed, through its Board of Directors, to recommend that its stockholders approve the Series B-to-A Conversion, and to use its best efforts to have each Director vote his shares of Common Stock for such approval.

  The foregoing response to this Item 6 is qualified in its entirety by reference to the Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated hereby by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1 Amended and Restated Securities Purchase Agreement dated as of June 4, 1999 among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF IV/RRRR LLC.

  Exhibit 2    Forms of Series 1-A, 1-B, 2-A and 2-B Warrant of the Issuer.

  Exhibit 3 Certificate of Designation of Series A Convertible Preferred Stock of Rare Medium Group, Inc.

  Exhibit 4 Certificate of Designation of Series B Preferred Stock of Rare Medium Group, Inc.

  Exhibit 5 Form of Limited Liability Company Agreement of AIF IV/RRRR LLC among the members and manager thereto.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999
                              APOLLO INVESTMENT FUND IV, L.P.

                              By:  Apollo Advisors IV, L.P., its General Partner

                                   By:  Apollo Capital Management IV, Inc., its
                                        General Partner


                                   By:  /s/ Michael D. Weiner
                                      -----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999
                              APOLLO OVERSEAS PARTNERS IV, L.P.

                              By:  Apollo Advisors IV, L.P., its General Partner

                              By:  Apollo Capital Management IV, Inc., its
                                   General Partner

                              By: /s/ Michael D. Weiner
                                 ---------------------------------------------
                                 Name:  Michael D. Weiner
                                 Title: Vice President

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999
                              AIF IV/RRRR LLC

                              By:  APOLLO MANAGEMENT IV, L.P.,
                                   its Manager

                              By:  AIF IV MANAGEMENT, INC.,
                                   its General Partner


                              By:  /s/ Michael D. Weiner
                                 ---------------------------------------------
                                 Name:  Michael D. Weiner
                                 Title: Vice President

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999
                              APOLLO ADVISORS IV, L.P.


                              By: Apollo Capital Management IV, Inc., its General Partner


                              By: /s/ Michael D. Weiner
                                  ---------------------------------------------
                                  Name:      Michael D. Weiner
                                  Title:     Vice President

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1999
                              APOLLO MANAGEMENT IV, L.P.


                              By:  AIF IV Management, Inc., its
                                   General Partner


                              By: /s/ Michael D. Weiner
                                  --------------------------------------------
                                  Name:      Michael D. Weiner
                                  Title:     Vice President

                             APPENDIX A TO ITEM 2

     The following sets forth information with respect to certain of the general partners, executive officers, directors and principal shareholders of Advisors IV, Capital Management IV, AIMIV and Administration. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. Except as otherwise indicated in this Appendix A or in the Schedule 13D to which this Appendix A relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

     The principal business of Advisors IV is to provide advice regarding investments by, and serving as general partner to, the Reporting Persons (other than AIF LLC, for which Apollo Management IV serves as manager), and the principal business of Capital Management IV is that of serving as general partner of Advisors IV. The principal business of Apollo Management IV is to serve as manager of the Reporting Persons and to manage their day-to-day operations.


     The directors and principal executive officers of Capital Management IV and AIMIV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management IV and AIMIV. Messrs. Black and Hannan are also founding principals of Advisors IV. Mr. Black is the President and director of AIMIV, which is the general partner of Apollo Management IV. Mr. Hannan is a Vice President and director of AIMIV. AIMIV is principally engaged in the business of serving as general partner of Apollo Management IV.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive managers (collectively, "Advisors"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. and its successive managers (collectively, "AREA"). The principal business of Advisors, (on behalf of the Apollo Investment Funds) and Lion is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments on behalf of the Apollo Real Estate Investment Funds. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

     Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Black is the principal beneficial owner of the stock of each of Apollo Capital and Administration.